Form 1
Page 1
Execution Page

RECEIVED
2017 DEC 12 PM 3:13
SEC / TM

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY)

12/08/17

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

SEC Mail Processing Section
DEC 11 2017
Washington DC
415

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

17003730

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Associate General Counsel, Cboe C2 Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Joanne Moffic-Silver
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 12/08/17 (MM/DD/YY)
Cboe C2 Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)
Anders Franzon, SVP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 8th day of December (Month) 2017 (Year) by Bianca Stodden (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

RECEIVED
2017 DEC 12 PM 3:43
SEC / TM

SEC
Mail Processing
Section
DEC 11 2017
Washington DC
415

December 8, 2017

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe C2 Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

- Exhibit C[1]

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Associate General Counsel

Enclosures

---

[1] Updated to reflect name changes to certain foreign entities (name changes made previously in connection with larger corporate rebranding but final copies of enclosed documents were just received). Also updated to correct various formatting issues identified by Commission staff.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President, COO)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Cboe BYX Exchange, Inc.</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   <u>Current Officers</u>

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
   - Bryan Christian (Senior Vice President, Head of U.S. Sales)

- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Sandy Kemper
- Scott Wagner
- Jill Sommers

<u>Audit Committee</u>
- Jill Sommers

- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc.., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - David Roscoe
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Matt Billings
   - Joseph Mecane

   Current Officers

   - Ed Tilly (CEO)
   - Chris Concannon (President, COO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)

- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee

- Sandy Kemper

- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Isaacson
   - Chris Concannon
   - Brian N. Schell

   Current Officers

   - Troy Yeazel (President)
   - Anders Franzon (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Mark Hemsley (President and Treasurer)
   - Joanne Moffic-Silver (Vice President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)
   - Paul Reidy (Chief Operating Officer)
   - Lisa Shemie (Associate General Counsel)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. <u>Cboe FX Services, LLC</u>

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - None

   <u>Current Officers</u>

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

L. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited, Bats Hotspot Asia Pte. Ltd., and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Bats Hotspot Asia Pte. Ltd.

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ng Lip Chih

   Current Officers

   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)

- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>

- Ted Hood
- Rebecca Fuller
- Richard Balarkas

<u>Remuneration Committee</u>

- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Trading Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers

   - John Woodman (Chairman)
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Dave Nadig (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer and Treasurer)
   - Chris Isaacson (Executive Vice President and Global Chief Information Officer)
   - Joanne Moffic-Silver (Executive Vice President, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers

   - Dave Nadig (President)
   - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Bats Hotspot IB LLC

1. *Name*: Bats Hotspot IB LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Senior Vice President)
   - Derick Shupe (Chief Accounting Officer)

   Managers

   - Chris Concannon

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Chief Executive Officer)
   - Lisa Shemie (Chief Compliance Officer)

   Managers

   - Ed Tilly
   - Gilbert Bassett
   - Michael Gorham
   - James Parisi
   - Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. <u>Cboe Worldwide Holdings Limited</u>

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Trading Limited and Cboe International Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   <u>Current Officers</u>

   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

   Current Officers

   - Chris Concannon (President and COO)
   - Alan Dean (EVP, CFO and Treasurer)
   - Mark Hemsley (EVP, President Europe)

- Chris Isaacson (EVP, CIO)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- David Reynolds (VP, & Chief Accounting Ofc)
- Edward Tilly (Chief Executive Officer)

<u>Compensation Committee</u>
- Frank English
- Janet Froetscher
- Samuel Skinner
- Eugene Sunshine

<u>Audit Committee</u>
- William Farrow
- Edward Fitzpatrick
- Carole Stone

<u>Nominating and Governance Committee</u>
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

<u>Finance and Strategy Committee</u>
- Frank English
- Edward Fitzpatrick
- Jill Goodman
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Future Exchanges, LLC is a contract market approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Marc Schultz

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Chris Concannon (President)
   - Alan Dean (EVP, CFO and Treasurer)
   - Gregory Hoogasian (SVP, CRO of CBOE C2, CFE)
   - Chris Isaacson (EVP, CIO)
   - Jennifer Lamie (Chief Regulatory Advisor)
   - Stephanie Lara Marrin (Deputy Chief Reg Officer0
   - Andrew Lowenthal (SVP, Business Development)

- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Michael Mollet (Managing Director - CFE)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP & Chief Accounting Ofc)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Marc Schultz

Trading Advisory Committee
- Jay Caauwe
- Kirk Bonniewell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko
- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   Current Officers

   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - James Boris
   - Frank English
   - William Farrow
   - Ed Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Chris Mitchell
   - Roderick Palmore
   - Joe Ratterman
   - Michael Richter
   - Samuel Skinner
   - Carole Stone
   - Eugene Sunshine

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)

- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity, Data & Member Services)
- Karen Christiansen (VP, Regulatory Systems Dev)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (EVP, CFO and Treasurer)
- John Deters (CSO & Head Corp Initiative)
- James Enstrom (VP, & Chief Audit Exec)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (VP, Business Analysis)
- Carmen Frazier Brannan (VP, Government Relations)
- Anders Franzon (SVP, Associate General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (VP, Business Develop GCS)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO of CBOE C2 CFE)
- Chris Isaacson (EVP, CIO)
- Carol Kennedy (VP & Chief Comm. Officer)
- Stephanie Klein (VP Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, Trading Operations)
- Matthew Moran (VP, Institutional Marketing)
- Mark Novak (VP, CTO Development)
- LuAnn O'Shea (VP Facilities)
- Donald Patton (VP, Acct/Controller)
- Debra Peters (VP, Options Institute)
- Roberta Piwnicki (VP, Systems Development)
- Kapil Rathi (SVP, Options Business Development)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Ofc)
- James Roche (VP, Market Data Services)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (SVP, Finance)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)

- Philip Slocum (EVP, Chief Risk Officer)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Gregory Steinberg (VP, Associate General Counsel and Assistant Secretary)
- Paul Stephens (VP, Inst'l Mrktg & Sales)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, Systems Operations)
- Michael Todorofsky (VP, Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Laura Zinanni (VP Office of CEO)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- James Boris
- Edward Fitzpatrick
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

<u>Compensation Committee</u>
- Samuel Skinner
- Frank English
- Janet Froetscher
- Eugene Sunshine

<u>Nominating and Governance Committee</u>
- Eugene Sunshine
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone

<u>Regulatory Oversight and Compliance Committee</u>
- Roderick Palmore
- William Farrow
- Janet Froetscher

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - LuAnn O'Shea (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. CBOE, LLC

1. *Name*: CBOE, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* CBOE, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Andrew Lowenthal (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. CBOE III, LLC

1. *Name*: CBOE III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - John Deters (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. CBOE Livevol, LLC

1. *Name*: CBOE Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* CBOE Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers

   - John Deters (President)
   - Andrew Lowenthal (Vice President)
   - Catherine Clay (Vice President)
   - Chris Isaacson (Vice President)
   - Dave Reynolds (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: Level 30, The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom EC3V 4AB

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Dave Gray

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. CBOE Vest, LLC

1. *Name*: CBOE Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Vest Financial Group, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Eric Frait
   - Bryan Harkins
   - Chris Isaacson
   - Jim Roche
   - Curt Schumacher

   Current Officers

   - Chris Isaacson (President)
   - Bryan Harkins (Senior Vice President)
   - Kevin Carrai (Vice President)
   - Jim Roche (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chairman)
   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Vest Financial Group, Inc.

1. *Name*: Vest Financial Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of CBOE Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Karan Sood
   - William Speth

   Current Officers

   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Dave Gray

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. <u>Bats Hotspot SEF LLC</u>

1. *Name:* Bats Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5. *Brief description of business or functions*: Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

NN. <u>Bats Global Markets, Inc.</u>

1. *Name*: Bats Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: On February 28, 2017, Bats Global Markets, Inc. was merged with and into Cboe Bats, LLC, with Cboe Bats, LLC as the surviving corporation.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 28, 2017, Bats Global Markets, Inc. ceased to exist.

OO. DerivaTech Corporation

1. *Name*: DerivaTech Corporation
   Address:

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:

4. *Brief description of nature and extent of affiliation*: DerivaTech Corporation, a previously wholly-owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: DerivaTech Corporation, a previously wholly-owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe EDGX Exchange, Inc.
- G Cboe Trading, Inc.
- H Omicron Acquisition Corp.
- I Cboe FX Holdings, LLC
- J Cboe FX Markets, LLC
- K Cboe FX Services, LLC
- L Cboe International Holdings Limited (Updated)
- M Cboe FX Europe Limited
- N Bats Hotspot Asia Pte. Ltd.
- O Cboe Europe Limited (Updated)
- P Cboe Chi-X Europe Limited (Updated)
- Q Cboe ETF.com, Inc.
- R INDEXPUBS S.A.
- S Bats Hotspot IB LLC
- T Cboe SEF, LLC
- U Cboe Worldwide Holdings Limited (Updated)
- V Cboe Global Markets, Inc.
- W Cboe Futures Exchange, LLC
- X CBOE Stock Exchange, LLC
- Y Cboe Exchange, Inc.
- Z Cboe Building Corporation

- AA CBOE, LLC
- BB CBOE III, LLC
- CC Cboe Bats, LLC
- DD CBOE Livevol, LLC
- EE Cboe UK Limited
- FF CBOE Vest, LLC
- GG Loan Markets, LLC
- HH Cboe Data Services, LLC
- II Signal Trading Systems, LLC
- JJ The Options Exchange, Incorporated
- KK Vest Financial Group, Inc.
- LL Cboe Hong Kong Limited

A Bats Global Markets Holdings, Inc.

B Direct Edge LLC

C Cboe BZX Exchange, Inc.

D Cboe BYX Exchange, Inc.

E Cboe EDGA Exchange, Inc.

F Cboe EDGX Exchange, Inc.

G Cboe Trading, Inc.

H Omicron Acquisition Corp.

I Cboe FX Holdings, LLC

J Cboe FX Markets, LLC

K Cboe FX Services LLC

L Cboe International Holdings Limited

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company Number 9423703

The Registrar of Companies for England and Wales hereby certifies that under the Companies Act 2006:

BATS INTERNATIONAL HOLDINGS LIMITED

a company incorporated as private limited by shares, having its registered office situated in England and Wales, has changed its name to:

CBOE INTERNATIONAL HOLDINGS LIMITED

Given at Companies House on **17th October 2017.**

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

M Cboe FX Europe Limited

N Bats Hotspot Asia Pte. Ltd.

O Cboe Europe Limited

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company Number 6547680

The Registrar of Companies for England and Wales hereby certifies that under the Companies Act 2006:

BATS TRADING LIMITED

a company incorporated as private limited by shares, having its registered office situated in England and Wales, has changed its name to:

CBOE EUROPE LIMITED

Given at Companies House on **17th October 2017.**

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

P Cboe Chi-X Europe Limited

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company Number 1651728

The Registrar of Companies for England and Wales hereby certifies that under the Companies Act 2006:

CHI-X EUROPE LIMITED

a company incorporated as private limited by shares, having its registered office situated in England and Wales, has changed its name to:

CBOE CHI-X EUROPE LIMITED

Given at Companies House on **17th October 2017.**

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

Q Cboe ETF.com, Inc.

R INDEXPUBS S.A.

S Bats Hotspot IB LLC

T Cboe SEF, LLC

U Cboe Worldwide Holdings Limited

CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME

Company Number 10471829

The Registrar of Companies for England and Wales hereby certifies that under the Companies Act 2006:

BATS WORLDWIDE HOLDINGS LIMITED

a company incorporated as private limited by shares, having its registered office situated in England and Wales, has changed its name to:

CBOE WORLDWIDE HOLDINGS LIMITED

Given at Companies House on **17th October 2017.**

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

Companies House

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

V Cboe Global Markets, Inc.

W Cboe Futures Exchange, LLC

X CBOE Stock Exchange, LLC

Y Cboe Exchange, Inc.

Z Cboe Building Corporation

AA CBOE, LLC

BB CBOE III, LLC

CC Cboe Bats, LLC

DD CBOE Livevol, LLC

EE Cboe UK Limited

FF CBOE Vest, LLC

GG Loan Markets, LLC

HH Cboe Data Services, LLC

II Signal Trading Systems, LLC

JJ The Options Exchange, Incorporated

KK Vest Financial Group, Inc.

LL Cboe Hong Kong Limited